SECURITIES AND EXCHANGE COMMISSION
Washington , D.C. 20549

FORM 11-K

(Mark One)

__X__ ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 1999

OR

_____ TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from --------------------to---------------------.

Commission file number 1-9759

A.   Full title of the plan and the address of the plan, if different from that of the
Issuer named below:

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
UNITED STEEL WORKERS OF AMERICA AT CARLSBAD, NEW MEXICO

B.   Name of issuer of the securities held pursuant to the plan and the address
Of its principal executive office:

IMC GLOBAL INC.
2100 SANDERS ROAD, NORTHBROOK, ILLINOIS 60062

Employer Identification #36-3513204
Plan #019

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT CARLSBAD, NEW MEXICO

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
(Together with Auditors' Report)

DECEMBER 31, 1999 AND 1998

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
UNITED STEELWORKERS OF AMERICA
AT CARLSBAD, NEW MEXICO

TABLE OF CONTENTS

Independent Auditors' Report

Plan Administrator
  Salary Reduction Plan for Hourly Employees of
  IMC Global Operations Inc. Represented by
  United Steelworkers of America at Carlsbad, New Mexico

We have audited the accompanying statement of net assets available for benefits of the Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan as of December 31, 1998, were audited by other auditors whose report dated May 7, 1999, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999; and loans or fixed income obligations and reportable transactions for the year ended December 31, 1999, respectively, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security

Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hill, Taylor LLC   May 26, 2000

Report of Independent Auditors

Plan Administrator
Salary Reduction Plan for Hourly Employees of
      IMC Global Operations Inc. Represented by
      United Steelworkers of America at Carlsbad, New Mexico

We have audited the accompanying statement of assets available for benefits of the Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico as of December 31, 1998 and the related statement of changes in assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1998 and the changes in its assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Chicago, Illinois   Ernst & Young LLP
May 7, 1999

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
UNITED STEELWORKERS OF AMERICA
AT CARLSBAD, NEW MEXICO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 1999 AND 1998

	1999	1998
ASSETS		
Cash	$ 50	$ -
Investments, at fair value:		
Master trust funds:		
Interest in IMC Global Stock Fund	218,413	173,633
Interest in IMC Global Fixed Income Fund	477,816	300,220
Mutual funds:		
Vanguard Wellington Fund, Inc.	384,066	308,562
Fidelity Equity-Income Fund, Inc.	717,153	611,011
Vanguard Fixed Income Fund	1,235,106	1,465,329
Fidelity Magellan Fund, Inc.	311,735	173,028
Loans to participants	159,138	116,982
Total investments	3,503,477	3,148,765
Receivables:		
Participant contributions	15,972	15,247
Company contributions	4,176	4,005
Accrued interest and dividends	6,441	7,031
Total receivables	26,589	26,283
NET ASSETS AVAILABLE FOR BENEFITS	$ 3,530,066	$ 3,175,048

The accompanying notes are an integral part of these financial statements.

-4-

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
UNITED STEELWORKERS OF AMERICA
AT CARLSBAD, NEW MEXICO

STATEMENTS OF CHANGES IN
NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 1999 AND 1998

	1999	1998
ADDITIONS		
Investment income:		
Interest and dividends	$ 112,441	$ 115,927
Net realized and unrealized appreciation		
(depreciation) in fair value of investments	(40,001)	163,073
Income (loss) from master trust funds	(22,678)	650
Total investment income	49,762	279,650
Contributions:		
Participants	397,906	383,369
Company	105,326	101,370
Total contributions	503,232	484,739
Total additions	552,994	764,389
DEDUCTIONS		
Distributions	193,523	250,921
Transfers to other plans	4,453	43,928
Total deductions	197,976	294,849
NET INCREASE	355,018	469,540
NET ASSETS AVAILABLE FOR BENEFITS:		
Beginning of year	3,175,048	2,705,508
End of year	$ 3,530,066	$ 3,175,048

The accompanying notes are an integral part of these financial statements.

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
UNITED STEELWORKER OF AMERICA
AT CARLSBAD, NEW MEXICO

NOTES TO FINANCIAL STATEMENTS

1. **Description of the Plan**

The following description of the Salary Reduction Plan for Hourly Employees of IMC Global Operations Inc. Represented by United Steelworkers of America at Carlsbad, New Mexico (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan was established on July 1, 1983, and was amended and restated on January 1, 1998. Hourly employees at Carlsbad, New Mexico, operations of IMC Global Operations Inc. (the Company) represented by the United Steelworkers of America are eligible to participate in the Plan immediately upon their date of hire. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan is funded by contributions, known as salary reduction contributions, from participants in the form of payroll deductions of $5 to $346 each pay period, but not to exceed 25% of the participant's compensation within the meaning of section 415 of the Internal Revenue Code (the IRC). The Plan provides a qualified cash and deferred arrangement within the meaning of section 401(k) of the IRC; such contributions were subject to the calendar year maximum of $10,000 in 1999 and 1998. Effective July 1, 1997, the Company contributes an amount equal to 35% of a participant's eligible contributions, up to 6% of a participant's base monthly salary. With the consent of the Plan administrator, amounts may be rolled over from other qualified plans.

Separate accounts are maintained for each participant. Each participant's account balance is adjusted for contributions, withdrawals, if any, interest, dividends, and net realized and unrealized gains or losses daily.

Administrative Expenses

Certain administrative expenses of the Plan are borne by the Company.

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
UNITED STEELWORKER OF AMERICA
AT CARLSBAD, NEW MEXICO

NOTES TO FINANCIAL STATEMENTS
(Continued)

1. **Description of the Plan (Continued)**

Investment Programs

The Plan's investments are administered by Marshall & Ilsley Trust Company under a trust agreement dated January 1, 1996. Investment programs available to participants are as follows:

- *Company Stock Fund* – Assets are invested in shares of the IMC Global Stock Fund, a pooled fund shared only by other IMC Global Operations, Inc. 401(k) plans, which invests in the common stock of IMC Global Inc.

- *Fixed Income Fund* – Assets are invested in shares of IMC Global Fixed Income Fund, a pooled fund shared only by other IMC Global Operations, Inc. 401(k) plans as well as guaranteed investment contracts (GICs), the Marshall Money Market Fund, the LaSalle National Trust, N.A. Income Plus Fund and the M&I Stable Principal Fund. The December 31, 1999 holdings are described below:

  a. GIC with CDC Investment Management Corp. with a guaranteed interest rate of 7.5% through June 30, 2000.

  b. GIC with Rabobank Alternative with a guaranteed interest rate of 6.17% through March 15, 2001.

  c. GIC with Government Plus Synthetic with an open maturity with interest rate resets at January 1, 2000, April 1, 2000, July 1, 2000, and October 1, 2000.

  d. GIC with Ohio National with a guaranteed interest rate of 6.25% through July 16, 2003.

  e. GIC with Sunamerica Life Synthetic with a guaranteed interest rate of 6.053% through July 27, 2003.

  f. GIC with Connecticut General Life with a guaranteed interest rate 5.35% through October 30, 2003.

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
UNITED STEELWORKERS OF AMERICA
AT CARLSBAD, NEW MEXICO

NOTES TO FINANCIAL STATEMENTS
(Continued)

1. **Description of the Plan (Continued)**

    g. GIC with Protective Life with a guaranteed interest rate of 5.84% through July 30, 2002.

    h. Marshall Money Market Fund.

    i. The M&I Stable Principal Fund is primarily invested in traditional and synthetic investment contracts, money market securities, and registered first-tier money market mutual funds.

- *Balanced Fund* – Assets are invested in shares of the Vanguard Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60%-70% common stocks and 30%-40% bonds.

- *Equity Fund* – Assets are invested in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65% of its assets in income-producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

- *Bond Index Fund* – Assets are invested in shares of the Vanguard Fixed Income Fund, a pooled fund which invests primarily in a portfolio of securities issued as direct obligations of the U.S. Treasury.

- *Growth Fund* – Assets are invested in shares of the Fidelity Magellan Fund, Inc., a mutual fund which invests in common stock and securities of domestic, foreign, and multinational issuers.

- *Loan Fund* – Loans made to participants as described below.

Participants elect their desired investment program upon joining the Plan. Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

Vesting

Participants are immediately and nonforfeitably vested in their accounts.

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
IMC GLOBAL OPERATIONS INC. REPRESENTED BY
UNITED STEELWORKERS OF AMERICA
AT CARLSBAD, NEW MEXICO

NOTES TO FINANCIAL STATEMENTS
(Continued)

1. **Description of the Plan (Continued)**

   Withdrawals

   Participants may withdraw their interest in the Plan upon termination of employment. Under certain conditions of financial hardship, participants may withdraw funds, subject to prior approval of the Employee Benefit Committee, but their participation in the Plan will be suspended for at least one year. Full withdrawals are available after age 59½ or in the event of total and permanent disability.

   Deferred Distributions

   Participants who terminate their employment and have an account balance in excess of $5,000 may elect (at any time prior to age 65) to defer receipt of distribution until no later than their 70th birthday.

   Loans to Participants

   Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made, and such account does not share in the allocation of income, gains, and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to fifteen years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by weekly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity, and date of grant.

2. **Summary of Significant Accounting Policies**

   Investment Valuation

   All investments with the exception of guaranteed investment contracts are carried at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares of the mutual funds, the IMC Global Company Stock Fund and the

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
UNITED STEELWORKERS OF AMERICA
AT CARLSBAD, NEW MEXICO

NOTES TO FINANCIAL STATEMENTS
(Continued)

2. **Summary of Significant Accounting Policies (Continued)**

IMC Global Fixed Income Fund, the M&I Stable Principal Fund, and the LaSalle National Trust, N.A. is the net asset value of those shares or units, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value. Guaranteed investment contracts are carried at contract value.

Income Recognition

Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

Contributions

Contributions from participants are recorded each pay period as withheld by the Company. Contributions by the Company are made monthly based on the minimum contribution required by the Plan.

Participant Withdrawals

Withdrawals are recorded when payments are made to participants. Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) as liabilities. There were no unpaid withdrawals at December 31, 1999 and 1998.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

New Accounting Pronouncement

Certain amounts in the Plan's 1998 financial statements have been reclassified to conform to the 1999 financial statement presentation as a result of adopting SOP 99-3, *Accounting for and Reporting of Certain Defined Contribution Plan Investments and other Disclosures Matters,* in 1999.

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
UNITED STEELWORKERS OF AMERICA
AT CARLSBAD, NEW MEXICO

NOTES TO FINANCIAL STATEMENTS
(Continued)

3. **Investment in Master Trust**

Assets of the Company Stock Fund and the Fixed Income Fund are invested in shares of
IMC-Global pooled funds shared by other IMC Global Operations Inc. 401(k) plans. The
Plan held a 1.4% and 1.0% interest, respectively, in the IMC-Global Stock Fund and the
IMC-Global Fixed Income Fund at December 31, 1999 (0.8% and 0.5%, respectively, at
December 31, 1998).

The equitable shares in the pooled funds of a participating plan are proportionate to the
fair market value of the assets applicable to such participating plan.

The assets of the pooled funds as of December 31, 1999, were as follows:

	IMC Global Stock Fund	IMC Global Fixed Income Fund
IMC Global Inc. common stock	$ 15,043,090	$ -
M&I Stable Principal Fund	-	18,899,717
Guaranteed Investment Contracts:		
CDC Investment Management Corp.	-	6,028,752
Rabobank Alternative	-	2,260,361
Government Plus Synthetic	-	6,028,795
Ohio National	-	3,277,696
Sunamerica Life Synthetic	-	3,058,666
Connecticut General Life	-	2,666,961
Protective Life	-	3,073,187
Marshall Money Market Fund	488,024	898,258
Pending transactions	6,657	-
Accrued interest and dividends	3,130	73,208
Net Assets	$ 15,540,901	$ 46,265,601

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
UNITED STEELWORKERS OF AMERICA
AT CARLSBAD, NEW MEXICO

NOTES TO FINANCIAL STATEMENTS
(Continued)

3. **Investment in Master Trust (Continued)**

The assets of the pooled funds as of December 31, 1998, were as follows:

	IMC Global Stock Fund	IMC Global Fixed Income Fund
IMC Global Inc. common stock	$ 19,945,932	$ -
M&I Stable Principal Fund	-	25,300,570
Guaranteed Investment Contracts:		
CDC Investment Management Corp.	-	6,028,752
Rabobank Alternative	-	3,135,194
National Westminster Bank Group	-	2,729,535
Government Plus Synthetic	-	5,690,822
Ohio National	-	3,084,891
Sunamerica Life Synthetic	-	3,501,766
Connecticut General Life	-	2,532,191
General American Synthetic	-	2,529,671
Marshall Money Market Fund	576,545	519,225
Pending transactions	-	-
Accrued interest and dividends	3,147	129,668
Net Assets	$ 20,525,624	$ 55,182,285

Changes in the pooled balances for the year ended December 31, 1999, were summarized as follows:

	IMC Global Stock Fund	IMC Global Fixed Income Fund
Additions		
Interest and dividend income	$ 307,153	$ 2,919,067
Net realized and unrealized depreciation in fair value of investments	(1,958,939)	-
Contributions and transfers from other plans	20,621,302	29,755,582
	18,969,516	32,674,649
Deductions		
Benefits paid	23,954,239	41,578,994
Investment expenses	-	12,339
	23,954,239	41,591,333
Net decrease in assets	(4,984,723)	(8,916,684)
Net assets, beginning of year	20,525,624	55,182,285
Net assets, end of year	$ 15,540,901	$ 46,265,601

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
UNITED STEELWORKERS OF AMERICA
AT CARLSBAD, NEW MEXICO

NOTES TO FINANCIAL STATEMENTS
(Continued)

3. **Investment in Master Trust (Continued)**

Changes in the pooled balances for the year ended December 31, 1998, were summarized as follows:

	IMC Global Stock Fund	IMC Global Fixed Income Fund
Additions		
Interest and dividend income	$ 234,583	$ 3,132,655
Net realized and unrealized appreciation (depreciation) in fair value of investments	(5,948,352)	321,606
Contributions and transfers from other plans	31,572,913	58,592,605
	25,859,144	62,046,866
Deductions		
Benefits paid	23,713,125	47,702,409
Investment expenses	-	24,934
	23,713,125	47,727,343
Net increase in assets	2,146,019	14,319,523
Net assets, beginning of year	18,379,605	40,862,762
Net assets, end of year	$ 20,525,624	$ 55,182,285

4. **Significant Investments**

Investments (all are participant-directed) that represent 5% or more of net assets available for benefits at December 31, 1999 and 1998, were as follows:

	1999	1998
Vanguard Wellington Fund, Inc.	$ 384,066	$ 308,562
Fidelity Equity-Income Fund, Inc.	717,153	611,011
Vanguard Fixed Income Fund	1,235,106	1,465,329
Fidelity Magellan Fund, Inc.	311,735	173,028

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES
OF IMC GLOBAL OPERATIONS INC. REPRESENTED BY
UNITED STEELWORKERS OF AMERICA
AT CARLSBAD, NEW MEXICO

NOTES TO FINANCIAL STATEMENTS
(Continued)

5. **Federal Income Tax Status**

The Internal Revenue Service ruled on September 11, 1995, that the Plan qualified under section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Supplemental Schedules

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF IMC GLOBAL OPERATIONS INC.
REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT CARLSBAD, NEW MEXICO

SCHEDULE H, PART IV, ITEM 4(i)

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

AS OF DECEMBER 31, 1999

Employer Identification Number: 36-3513204

Plan Number: 019

Identity of Issuer	Description	Number of Shares	Cost	Current Value
Marshall and Ilsley Trust Company*	Vanguard Wellington Fund, Inc.	13,736	$ 395,523	$ 384,066
	Fidelity Equity-Income Fund, Inc.	13,410	680,653	717,153
	Vanguard Fixed Income Fund	121,926	1,281,054	1,235,106
	Fidelity Magellan Fund, Inc.	2,282	269,751	311,735
Loans to participants (7.00% - 10.75%)		-	159,138	159,138
			$ 2,786,119	$ 2,807,198

*Indicates party-in-interest to the Plan.

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF IMC GLOBAL OPERATIONS INC.
RRPRESENTED BY UNITED STEELWORKERS OF AMERICA AT CARLSBAD, NEW MEXICO

SCHEDULE G, PART I

SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS

YEAR ENDED DECEMBER 31, 1999

Employer Identification Number: 36-3513204

Plan Number: 019

Social Security Number	Original Loan Amount	Principal and Interest Paid During the Year	Loan Issue Date	Maturity Date	Default Date	Interest Rate	Collateral Type	Value
545-74-9491	$ 4,700	$ 89	12/17/97	12/11/02	8/26/99	8.50%	Participant account	$ -
585-14-6399	2,700	1,405	1/29/99	1/26/00	9/28/99	7.75%	Participant account	5,621

SALARY REDUCTION PLAN FOR HOURLY EMPLOYEES OF IMC GLOBAL OPERATIONS INC.
REPRESENTED BY UNITED STEELWORKERS OF AMERICA AT CARLSBAD, NEW MEXICO

SCHEDULE H, PART IV, ITEM 4(j)

SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 1999

Employer Identification Number: 36-3513204

Plan Number: 019

Identity of Party Involved	Description of Assets	Purchase Price	Selling Price	Cost of Asset	Current Value of Asset on Transaction Date	Net Gain
Series of securities transactions in excess of 5% of plan assets						
Marshall and Ilsley Trust Company*	Vanguard Wellington Fund, Inc.	$ 178,921	$ -	$ 178,921	$ 178,921	$ -
		-	85,351	81,137	85,351	4,214
	Fidelity Equity-Income Fund, Inc.	265,979	-	265,979	265,979	-
		-	133,264	113,723	133,264	19,541
	Vanguard Fixed Income Fund	241,770	-	241,770	241,770	-
		-	343,238	341,361	343,238	1,877
	Fidelity Magellan Fund, Inc.	193,448	-	193,448	193,448	-
		-	84,772	76,891	84,772	7,881

*Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, I the Undersigned Chairman of the Employee Benefits Committee, have duly caused This annual report to be signed on its behalf by the undersigned hereunto duly Authorized.

Salary Reduction Plan for Hourly Employees of IMC Global
Operations Inc. Represented by United Steelworkers
of America at Carlsbad, New Mexico

/s/ J. Bradford James

J. Bradford James
Chairman of the Employee Benefits Committee

Date: June 28, 2000

Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

Signature	Title	Date
/s/ J. Bradford James ----------------------- J. Bradford James	Senior Vice President and Chief Financial Officer	June 28, 2000
/s/ Stephen P. Malia ----------------------- Stephen P. Malia	Senior Vice President Human Resources	June 28, 2000
/s/ E. Paul Dunn, Jr. ----------------------- E. Paul Dunn, Jr.	Vice President and Treasurer	June 28, 2000
/s/ Mary Ann Hynes ----------------------- Mary Ann Hynes	Senior Vice President and General Counsel	June 28, 2000